

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2012

<u>Via E-Mail</u>
Bryant Kirkland
Chief Financial Officer
Multi Solutions II, Inc.
100 S.E. Second Street, Suite 3200
Miami, Florida 33131

> **Re: Multi Solutions II, Inc.**
> **Amendment No. 1 Registration Statement on Form 10**
> **Filed August 9, 2012**
> **File No. 000-12162**

Dear Mr. Kirkland:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. In your response to our letter dated July 17, 2012, it appears that counsel provided the requested acknowledgements on your behalf. Please note that these acknowledgements must be provided by the registrant, and not by counsel. Please provide these acknowledgements. Please note that you may provide the acknowledgements in a separate letter signed by an authorized company representative.

2. We note your response to comment 2 in our letter dated July 17, 2012, as well as the disclosure that the agreement between you and Multi Soft provides that Multi Soft will not "analyze or consider any possible business combination opportunities until [you] have agreed to consummate a business combination." However, the agreement filed as Exhibit 10.2 does not appear to so provide, due to the fact that the term "Company" is defined as Multi Solutions. Please advise.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Claire Menard